UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.4)
PIMCO Municipal Income Fund III

(Name of Issuer)
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Auction Preferred Stock

(Title of Class of Securities)
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72201A202
72201A301
72201A400
72201A509
72201A608

(CUSIP Number)

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March 15, 2023
(Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d 1(b)
/ / Rule 13d 1(c)
/ / Rule 13d 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The event triggering notification is the transfer of the ARPS by the former holder, UBS Securities LLC, to UBS Real Estate, Inc. on March 15, 2023.
The information required in the remainder of this cover page shall not be deemed to be,filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Ac t but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No.72201A202,72201A301,72201A400,72201A509,72201A608


1.   Names of reporting persons

UBS Group AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients, and UBS Real Estate,
Inc.(Resi), a wholly-owned subsidiary of UBS AG.


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2.   Check the appropriate box if a member of a group
a  / /
b  / /   See Item 8 of attached schedule
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3.  SEC use only
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4.  Citizenship or place of organization

Switzerland
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Number of shares beneficially owned by each reporting person with:

Number of       5.  Sole Voting Power 	      0
Shares Bene-    6.  Shared Voting Power       5123
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  5123
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

5123

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10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)

Shares / /

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11.  Percent of class represented by amount in Row (9)

82.79%

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12.  Type of reporting person (see instructions)
BK
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These amounts reflect UBS Group AGs combined holdings
in the series of auction preferred stock of the issuer identified by the CUSIP number(s) set forth on the cover page of this Schedule 13G.
This calculation reflects a fraction the numerator of which is the total set forth in Item 9 of this cover page and the denominator of which is the aggregate amount of auction preferred stock of all series identified in item 2(e) of this Schedule 13G,
which latter amount is treated herein
as a single class of securities.


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Item 1(a) Name of issuer: PIMCO California Municipal Income Fund
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Item 1(b) Address of issuer's principal executive offices:

PIMCO Municipal Income Fund III
1633 Broadway
New York, NY 10019

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2(a) Name of person filing:
UBS Group AG
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2(b) Address or principal business office or, if none, residence:

UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

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2(c) Citizenship:
Switzerland
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2(d) Title of class of securities:

Auction Preferred Stock
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2(e) CUSIP No.:72201A202, 72201A301, 72201A400, 72201A509, 72201A608

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Item 3.	If this statement is filed pursuant to Sections
240.13d 1(b) or 240.13d 2(b) or (c), check whether the person filing is a:
(a) / /	Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o);
(b) /X /Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);
(c) / /	Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c);
(d) / /	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a 8);
(e / /	An investment adviser in accordance with Section
240.13d 1(b)(1)(ii)(E);
(f) / /	An employee benefit plan or endowment fund in
accordance with Section 240.13d 1(b)(1)(ii)(F);
(g) // A parent holding company or control person in
accordance with Section 240.13d 1(b)(1)(ii)(G);
(h) / / A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) / /	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);
(j) / /	A non-U.S. institution in accordance with
Section 240.13d 1(b)(1)(ii)(J);
(k) / /	Group, in accordance with Section
240.13d 1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Section 240.13d 1(b)(1)(ii)(J), please specify the type of institution: ________________________________

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Item 4.	Ownership

Items 5-11 of the cover page and Item 2(e) above are incorporated by reference in our response to this Item 4.
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Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following / /.
Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
See the final sentence in Item 7 below,
 which is incorporated by referenced into this Item 6.

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Item 7.Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
This statement on Schedule 13G
is being filed by UBS Group AG,
for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc.
,two-wholly owned subsidiaries of UBS AG to which UBS AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients, and UBS Real Estate, Inc.(Resi), a wholly-owned subsidiary of UBS AG.
The former holder of the ARPS, UBS Securities LLC, transferred the ARPS to Resi on March 15,2023.
In connection with a Tender Option Bond financing, Resi has deposited the ARPS into a custodial arrangement with a third party
Custodian whereby it retains certain rights in the ARPS, and the ARPS are also subject to a voting trust agreement by and among UBS Securities LLC, a third party voting trustee, and an independent voting consultant.






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Item 8. Identification and Classification of Members of the Group.
N/A
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Item 9. Notice of Dissolution of Group.
N/A
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Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under Section 240.Sub Section 14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 04/21/2023

Signature: /s/
Name: Andrew Johnson
Title: Director

Date:  04/21/2023

Signature: /s/Jignesh Doshi
Name: Jignesh Doshi
Title: Managing Director